Exhibit 99

January 24, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub:	Sale of shares of Computer Age Management Services Limited (“CAMS”) by HDFC Bank Limited.

We wish to inform you that out of 29,20,724 equity shares of Rs. 10 each held by erstwhile HDFC Ltd., in Computer Age Management Services Limited (“CAMS”), after the effective date (July 1, 2023) of the merger of HDFC Ltd. with and into HDFC Bank Limited (the “Bank”), the Bank sold 9,86,315 shares (representing 2.01% of the share capital of CAMS).

Accordingly, the details are provided hereunder:

Particulars	Details
Name of the target entity, details in brief such as size, turnover etc.	Computer Age Management Services Limited For the financial year ended March 31, 2023 for CAMS: Total income (consolidated): Rs. 998.64 crore Total assets (consolidated): Rs. 1,097.55 crore.
Whether the sale would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being sold? If yes, nature of interest and details thereof and whether the same is done at “arms length”	Not Applicable. Shares were sold through the secondary market route on BSE Ltd. (“BSE”) and National Stock Exchange of India Ltd. (“NSE”).
Industry to which the entity being sold belongs	Registrar and Transfer Agent
Objects and effects of sale (including but not limited to, disclosure of reasons for sale of target entity, if its business is outside the main line of business of the listed entity)

Divestment of 2.01% stake in CAMS over a period between August 25, 2023 and January 23, 2024 (both days inclusive). The Bank sold 9,86,315 shares of CAMS (being 2.01% equity stake) through the secondary market route on BSE & NSE, post which the shareholding of the Bank in CAMS currently is 3.94%

Note: Equity stakes above are rounded to the nearest second decimal

Brief details of any governmental or regulatory approvals required for the sale	Not applicable
Indicative time period for completion of the sale / Date of completion of sale	9,86,315 shares of CAMS (being 2.01% equity stake) were sold over a period between August 25, 2023 and January 23, 2024 (both days inclusive) by HDFC Bank Limited.

Particulars	Details
Nature of consideration - whether cash consideration or share swap and details of the same	All cash consideration of Rs 252.34 crore
Cost of sale/ price at which the shares are being sold	Sale price (average) of Rs. 2,558.43 per share for 9,86,315 shares sold over a period between August 25, 2023 and January 23, 2024 (both days inclusive)
Percentage of shareholding/ control divested and/ or number of shares sold	Percentage of shareholding divested over a period between August 25, 2023 and January 23, 2024 (both days inclusive): 2.01% Note: Equity stakes above are rounded to the nearest second decimal
Brief background about the entity sold in terms of products/line of business sold, date of incorporation, history of last 3 years turnover, country in which the entity being sold has presence and any other significant information (in brief)

CAMS is a technology driven financial infrastructure and services provider to mutual funds and other financial institutions. As the registrar and transfer agency to the Indian mutual fund industry, CAMS serves ~69% of the average assets under management – as of June 2023. The company also provides technology enabled service solutions to Alternatives and Insurance Companies.

Date of Incorporation : 25 May, 1988

Total income (consolidated) of CAMS for the last 3 financial years (ended March 31st):

FY21: Rs. 735.25 crore

FY22: Rs. 926.94 crore

FY23: Rs. 998.64 crore

Country of Presence: India

You are requested to take note of the above and arrange to bring this to the notice of all concerned.

Kindly take the same on your records.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary

Encl.:a/a.